CM



SEC ... ISSION

07001783



SEC MAIL PROCESSING SECTION
RECEIVED
APR 17 2007
WASH, D.C.
200

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12010 Sunset Hills Rd., Suite 875 (No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kissinger (703) 689-4001 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J. Capezio, CPA (Name – *if individual, state last, first, middle name*)

42693 Rolling Rock Sq. (Address) Chantilly (City), VA (State) 20152 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 24 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kissinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, as of April 13, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title


Geovani Flores
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 10/31/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15c3-3
Under the Securities Act of 1934
Schedule I
As of December 31, 2006

Total aggregated indebtedness	**$ 51,657**
Net Capital:	
Common Stock	19
Additional Paid in Capital	111,360
Contributed Capital	10,666
Accumulated Deficit	(48,841)
Equipment (Net)	(10,565)
Lease Deposits	(16,479)
Clearing House Deposit	25,000
Net Capital	**$ 71,160**

Reconciliation with the Company's Computation
(included in Part II of Form X-17a-5 as of December 31,2006)

Net Capital, as reported in Company's Part II Focus Report (unaudited)	$ 62,932
Audit Adjustments	8,228
Net Capital per above	**$ 71,160**

We have attached all the detail that explains the delta between the Audited financial report and Focus filing for December 31, 2006. The attachments include all adjusting journal entries.

The majority of the entries are reclassification. The important journal entries that impact the net capital computation are the special Pershing accounts. These accounts are for the various types of transactions that the firm is involved in. The reason they were not included originally was in part because it was understood that these accounts would concentrate into a Pro Cash account and in essence these accounts would be a zero balance accounts. We have attached the account statements. The account statements show a netting effect between the various accounts, so not all accounts have positive balances.

We have included a brief description of each of the adjusting journal entry below each entry to provide some guidance on the reason for the entry.

Fulcrum Securities, Inc
Adjusting Journal Entries
December 31,2006

	Debit	Credit
Number 1		
Travel	$2,642.90	
Telephone	$106.36	
Computer Equipment	$3,215.98	
Supplies	$75.76	
Dues & Subscription	$165.00	
Car Rentals	$211.46	
Printing	$248.76	
Meals & Entertainment		$6,666.22
	$6,666.22	**$6,666.22**
To reclass meals expense to proper classification		
Number 2		
Contracted Services	$4,167.50	
Payroll Expenses		$4,167.50
	$4,167.50	**$4,167.50**
To reclass non payroll expenses		
Number 3		
Payroll Liabilities	$7,491.37	
Payroll Expenses		$7,491.37
	$7,491.37	**$7,491.37**
To adjust for duplicate entry		
Number 4		
Payroll Tax Expenses	$6,453.96	
Payroll Expenses		$6,453.96
	$6,453.96	**$6,453.96**
To record portion of Payroll expenses attributed to taxes		
Number 5		
Contracted Services	$209.23	
Payroll Expenses		$209.23
	$209.23	**$209.23**
To reclass Fees charged to process P/R		
Number 6		
Contracted Services	$4,500.00	
Professional Fees		$4,500.00
	$4,500.00	**$4,500.00**
Reclass Kissinger & Kearns Expense		
Number 7		
Commission Income	$32.63	
Interest Income		$32.63

Account	Debit	Credit
	$32.63	**$32.63**
Reclass Interest from Procash Account		
Number 8		
Rent Payable	$2,347.60	
Telephone Payable	$953.77	
Rent Expense		$2,347.60
Telephone Expense		$953.77
Accounts Payable	$347.48	
Printing Expense		$347.48
	$3,648.85	**$3,648.85**
Reverse Oct accrual paid by Fulcrum Advisory Services		
Number 9		
Equipment Rental	$477.53	
Employee Benefits	$270.44	
Printing	$261.89	
Accrued Expenses		$1,009.86
	$1,009.86	**$1,009.86**
To accrue expenses to OFK		
Number 10		
Pershing Operating	$15,281.34	
Pershing Mutual Fund	$10,355.63	
Risk Principal	$714.60	
Principal Trading	$459.72	
Sundry Charges		$19,343.21
Commission	$8,089.25	
Due to Customer		$15,281.34
Commissions Earned		$18,994.64
Interest Income		$624.56
Clearing House Analysis Fees	$19,343.21	
	$54,243.75	**$54,243.75**
To Record Pershing Special Accounts		
Number 11		
Computer Equipment	$4,461.49	
Computer & Internet Expenses		$4,461.49
	$4,461.49	**$4,461.49**
Reclass Fixed assets		
Number 12		
Furniture & Equipment	$3,727.37	
Telephone Expense		$2,783.00
Office Supplies		$944.37
	$3,727.37	**$3,727.37**
Reclass Indianapolis office expense to fixed assets		
Number 13		
Depreciation Expense	$839.00	

Account	Debit	Credit
Accumulated Depreciatiom		$839.00
	$839.00	**$839.00**
Number 14		
Sun Trust Cash	$10,669.00	
Beginning Equity		$10,669.00
	$10,669.00	**$10,669.00**
To establish Beginning Cash at Jan 1,2006		
Number 15		
Capital Stock	$48,000.00	
Commission Income		$20,000.00
Notes Payable - Kissinger		$8,000.00
Notes Payable - Megliola		$20,000.00
	$48,000.00	**$48,000.00**
To reclass mispostings to Capital Stock		
Number 16		
Capital Stock	$111,359.74	
Additional Paid in Capital		$111,359.74
	$111,359.74	**$111,359.74**
To set up legal capital based on $.01 per share		
Number 17		
Bank Charges	$17.62	
Recon Diff		$17.62
	$17.62	**$17.62**
To class expenses		
Number 18		
Interest Expense	$509.30	
Accrued Interest Payable		$509.30
	$509.30	**$509.30**
To accrue Interest on Notes Payable		
Number 19		
Commission Income	$6,915.98	
Commissions Receivable		$6,915.98
	$6,915.98	**$6,915.98**
To adjust for Oct Commisions booked directly to income		
Number 20		
Due from Pershing	$12,696.00	
Clearing House Analysis Fees		$12,696.00
	$12,696.00	**$12,696.00**
To adjust for Oct-Dec fees charged in error adjusted Jan 07		

Number 21

Payroll Expense	$814.20	
Payroll Taxes		$814.20
	$814.20	**$814.20**

To adjust for w-2 payroll analysis

Number 22

Professional Fees	$4,450.00	
Accrued Expenses		$4,450.00
	$4,450.00	**$4,450.00**

To Accrue audit & tax fees


FULCRUM
SECURITIES

Brokerage
Account Statement

Account Number: N4W-891004
Statement Period: 08/16/2006 - 12/31/2006

FULCRUM SECURITIES INC
- -PRINCIPAL TRADING ACCOUNT- -
12010 SUNSET HILLS RD STE 875
RESTON VA 20190-3285

Valuation at a Glance

	This Period	Year-to-Date
Beginning Account Value	$0.00	$0.00
Change in Account Value	459.72	459.72
Ending Account Value	$459.72	$459.72

Asset Allocation

	Value Prior Year-End	Value Last Period	Value This Period	Percent Allocation
Cash and Cash Equivalents	0.00	0.00	459.72	100%
Account Total	$0.00	$0.00	$459.72	100%

Your Account is 100% invested in Cash and Cash Equivalents.


DALBAR RATED
FOR COMMUNICATION

Customer Service Information

Your Investment Professional: 000	Contact Information	Customer Service Information
	E-Mail Address: mck@fulcrumsecurities.com	**Service Hours:** Weekdays 08:30 a.m. - 05:00 p.m. ET **Customer Service Telephone Number:** (703) 689-4001 **Web Site:** www.fulcrumsecurities.com

Portfolio Holdings

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
	Cash and Cash Equivalents 100.00% of Portfolio					
	Margin Balance	0.00	459.72			
	Total Cash and Cash Equivalents	$0.00	$459.72	$0.00	$0.00	

Description	Market Value	Accrued Interest	Estimated Annual Income
Total Portfolio Holdings	$459.72	$0.00	$0.00

■ This symbol next to the quantity indicates a position in your margin account.

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Foreign Currency Transactions - Pershing may execute foreign currency transactions as principal for your account. Pershing may automatically convert foreign currency to or from U.S. dollars for dividends and similar corporate action transactions unless you instruct your financial organization oth erwise. Pershing's currency conversion rate will not exceed the highest interbank conversion rate identified from customary banking sources on the conversion date or the prior business day, increased by up to 1%, unless a particular rate is required by appl icable law. Your financial organization may also increase the currency conversion rate. This conversion rate may differ from rates in effect on the date you executed a transaction, incurred a charge, or received a credit. Transactions converted by agents (such as depositories) will be billed at the rates such agents use.

Proxy Vote - Securities held by you on margin (securities not fully paid for by you) may be lent by Pershing to itself or others in accordance with the terms outlined in the Margin Agreement. The right to vote your shares held on margin will be reduced by the amount of shares on loan. T he Proxy Voting Instruction Form sent to you may reflect a smaller number of shares entitled to vote than the number of shares in your margin account.

FULCRUM SECURITIES
12010 Sunset Hills Rd., Suite 875, Reston, VA 20190
tel: 703.689.4401 fax: 703.689.4016

Brokerage
Account Statement

Statement Period: 08/16/2006 - 12/31/2006

Transactions by Type of Activity

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold								
12/20/06	12/15/06	PURCHASED	FORD MTR CR CO CONTINUOUSLY OFFERED BDS RETAIL 5.750% 02/20/14 B/E DTD 02/04/04 CLB YLD 10.620 TO MAT	2,000.000	75.9690	-38.33	-1,557.71	USD
12/20/06	12/15/06	SOLD	FORD MTR CR CO CONTINUOUSLY OFFERED BDS RETAIL 5.750% 02/20/14 B/E DTD 02/04/04 CLB YLD 10.500 TO MAT	-2,000.000	76.4690	38.33	1,567.71	USD
12/29/06	12/26/06	PURCHASED	FT UNIT 1227 TARGET FOCUS FOUR PORTFOLIO DEC 2006 SER MONTHLY REINVESTMENT	1,969.000	9.9249		-19,542.12	USD
12/29/06	12/26/06	SOLD	FT UNIT 1227 TARGET FOCUS FOUR PORTFOLIO DEC 2006 SER MONTHLY REINVESTMENT	-1,969.000	10.1533		19,991.84	USD
Total Securities Bought and Sold - UNITED STATES DOLLAR							**459.72**	**USD**

Total Value of All Transactions **459.72 USD**

The price and quantity displayed may have been rounded.

Messages

WE HAVE CONSOLIDATED TRADE CONFIRMATIONS IN RESPONSE TO REQUESTS FROM INVESTORS LIKE YOU TO REDUCE THE VOLUME OF PAPER YOU RECEIVE FROM US. CONFIRMATIONS FOR TRADE EXECUTIONS NOW PRINT ON BOTH SIDES OF A SHEET OF PAPER - EACH SIDE OF A PAGE IS NUMBERED, AND UP TO EIGHT SHEETS ARE INCLUDED IN ONE ENVELOPE. THIS MEANS THAT YOU MAY RECEIVE UP TO 15 TRADE CONFIRMATIONS AND ONE TERMS AND CONDITIONS PAGE PER ENVELOPE - REDUCING THE VOLUME OF PAPER YOU RECEIVE.

Accrued Interest Summary

	Current Period		Year-to-Date	
	Taxable	Non Taxable	Taxable	Non Taxable
Accrued Interest Paid				
Corporate Bond	-38.33	0.00	-38.33	0.00
Total Accrued Interest Paid	**-$38.33**	**$0.00**	**-$38.33**	**$0.00**
Accrued Interest Received				
Corporate Bond	38.33	0.00	38.33	0.00
Total Accrued Interest Received	**$38.33**	**$0.00**	**$38.33**	**$0.00**



DALBAR RATED FOR COMMUNICATION

TERMS AND CONDITIONS

GENERAL INFORMATION

1. All orders and transactions shall be solely for your account and risk shall be subject to the constitution, rules, regulations, customs, usages, rulings and interpretations of the exchange or market and the clearing facility, if any, where the transactions are executed and/or settled, or if applicable, of the National Association of Securities Dealers, Inc., and to all applicable laws and regulations.
2. Whenever you are indebted to Pershing LLC ("Pershing") for any amount, all securities held by it for you in any account in which you have any interest shall secure all your liabilities to Pershing, and Pershing may in its discretion at any time, without tender, demand or notice to you, close or reduce any or all of your accounts by public or private sale or purchase or both of all or any securities carried in such accounts; any balance remaining due Pershing to be promptly paid by you.
3. Whenever you are indebted to Pershing for any amount, all securities carried for your account are or may be, without further notice to you, loaned or pledged by Pershing, either separately or under circumstances which will permit the commingling thereof, with other securities for any amount less than, equal to or greater than your liabilities to Pershing, but not under circumstances for an amount prohibited by law.
4. Title to securities sold to you, where Pershing has acted as principal, shall remain with Pershing until the entire purchase price is received or until the settlement date, whichever is later.
5. Any free credit balance carried for your account represents funds payable upon demand which, although properly accounted for on Pershing's books of record, are not segregated and may be used in the conduct of its business.
6. You may have received confirmations for transactions which do not appear on your statement. If so, the transactions will appear on your next periodic statement. Such transactions must be considered by you when computing the value of your account. This is especially true if you have written options which have been exercised.
7. If you maintain a margin account, this is a combined statement of your general account and a special memorandum account maintained for you under Regulation T of the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection upon request.
8. Interest charged on debit balances in your account appears on the statement. The rate of interest and period covered are indicated. The rate may change from time to time due to fluctuations in money rates or other reasons. Interest is computed as described in material previously furnished to you. Please contact your financial institution if you desire additional copies.
9. A financial statement of Pershing is available for your personal inspection at Pershing's offices. A copy of it will be mailed upon your written request or you can view it online at Pershing.com.
10. This statement should be retained for your records.
11. Dividends, interest and other distributions shown on this statement were classified as taxable or nontaxable based on certain information known as of the distribution date. This classification is subject to change and is solely intended for use as general information. After year end, Pershing is required to provide tax information to the Internal Revenue Service and other governmental authorities. At that time Pershing will provide that information on the annual tax information statement to you; use that statement to prepare your tax filings. The tax statement also includes other useful information to assist in accumulating the data to prepare your tax returns.
12. **Pershing does not provide tax, investment or legal advisory services and no one associated with Pershing is authorized to render such advice. Do not rely upon any such advice, if given. Investors are encouraged to consult their tax advisors to determine the appropriate tax treatment of their business.**
13. Pershing provides account protection for the net equity of securities positions and cash held in your account. Of this total, the Securities Investor Protection Corporation (SIPC) provides $500,000 of coverage, including $100,000 for claims for cash. Pershing provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.
14. Pershing trades for its own account as a market maker, specialist, odd lot dealer, block positioner, arbitrageur and/or investor. Consequently, at the time of any transaction you may make, Pershing may have a position in such securities, which position may be partially or completely hedged.
15. If average price transaction is indicated on the front of this statement your financial institution or Pershing may have acted as principal, agent or both. Details available upon request.
16. This statement will be deemed conclusive and an account stated unless you advise Pershing in writing of any objection to it within ten days after receipt. Any such objection should be sent to Pershing at One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.

ERRORS AND OMISSIONS EXCEPTED.

PORTFOLIO HOLDINGS

This section includes the net market value of the securities in your account on a settlement date basis, including short positions, at the close of the statement period. The market prices have been obtained from quotation services, which we believe to be reliable; however, we cannot guarantee their accuracy. Securities for which a price is not available are marked "N/A" and are omitted from the Total.

The Annual Income, which is an estimated figure, is the current interest or most recently declared dividend for each security and is annualized. This figure particularly on equity mutual funds can vary substantially from one year to the next. As a result, actual amounts distributed may be more or less than those estimated on this statement. The Annual Income is then divided by the current Market Value to give the Estimated Yield which too could vary substantially because the income is estimated and it does not take account of your holding period. Annual Income has been obtained from sources believed to be reliable, but no assurance can be made as to accuracy.

Accrued interest represents interest earned but not yet received.

THE ROLE OF PERSHING

Pershing carries your account as clearing broker pursuant to a clearing agreement with your financial institution. Pershing may accept from your financial institution without inquiry or investigation (i) orders for the purchase and sale of securities and other property and (ii) any other instructions concerning your account. Pershing is not responsible or liable for any acts or omissions of your financial institution or its employees and it does not supervise them. Pershing provides no investment advice nor does it assess the suitability of any transaction or order. Pershing acts as the agent of your financial institution and you agree that you will not hold Pershing or any person controlling or under common control with it liable for any investment losses incurred by you.

Pershing performs several key functions at the direction of your financial institution. It acts as custodian for funds and securities you may deposit with it directly or through your financial institution or that it receives as the result of securities transactions it processes. Inquiries concerning the positions and balances in your account may only be directed to the **Pershing Customer Service Department at (201) 413-3333.** All other inquiries regarding your account or activity should be directed to your financial institution. For a description of other functions performed by Pershing please consult the Disclosure Statement provided to you upon the opening of your account.

Your financial institution is responsible for adherence to the securities laws, regulations and rules which apply to it regarding its own operations and the supervision of your account, its sales representatives and other personnel. Your financial institution is also responsible for approving the opening of accounts and obtaining account documents; the acceptance and, in certain instances, execution of securities orders; the assessment of the suitability of those transactions, where applicable; the rendering of investment advice, if any, to you and in general, for the ongoing relationship that it has with you.

Pershing may capture and store data about you such as your financial information and investment objectives. However, Pershing is not reviewing this information and evaluating whether your investments comport with your financial status and objectives and you hereby release Pershing from any liability to do so. Similarly, Pershing may capture and store information about whether a broker or an introducing firm is registered in a given state. You hereby release Pershing from any liability to review this data or to evaluate whether a particular security is registered or exempt from registration in your State.

This notice is not meant as a definitive enumeration of every possible circumstance, but as a general disclosure. If you have any questions regarding this notice or if you would like additional copies of the Disclosure Statement, please contact your financial institution

PAYMENT FOR ORDER FLOW PRACTICES

The following statement is provided to you as required by Rule 11Ac1-3 of the Securities Exchange Act of 1934.

Pershing sends certain equity orders to exchanges, Electronic Communication Networks, or broker-dealers during normal business hours and during extended trading sessions. Certain of these venues provide payments to Pershing or charge access fees to Pershing depending upon the characteristics of the order and any subsequent execution. In addition, Pershing may execute certain equity orders as principal. The details of these payments and fees are available upon written request. Pershing receives payments for directing listed options order flow to certain option exchanges. Compensation is generally in the form of a per option contract cash payment. Compensation is generally in the form of a per option contract cash payment. For a listing of organizations that pay Pershing for order flow, please refer to www.pershing.com/orderflow.htm.

Best Execution

Notwithstanding the previous paragraph regarding payment for order flow, Pershing selects certain market centers to provide execution of over-the-counter and exchange-listed securities transactions which agree to accept orders, transmitted electronically up to a specified size, and to execute them at or better than the national best bid or offer (NBBO). On certain larger orders, or if the designated market centers do not make a market in the subject security, Pershing directly contacts market centers to obtain an execution. The designated market centers to which orders are automatically routed are selected based on the consistent high quality of their executions in one or more market segments and their ability to provide opportunities for executions at prices superior to the NBBO.

If an order for an exchange-listed security is not immediately executable on the exchange to which it is routed, such order may be represented in the national marketplace using the various means available for price discovery. Pershing also regularly reviews reports for quality of execution purposes.

ARBITRATION

ARBITRATION DISCLOSURES:

- ALL PARTIES TO THIS AGREEMENT ARE GIVING UP THE RIGHT TO SUE EACH OTHER IN COURT, INCLUDING THE RIGHT TO A TRIAL BY JURY, EXCEPT AS PROVIDED BY THE RULES OF THE ARBITRATION FORUM IN WHICH A CLAIM IS FILED.
- ARBITRATION AWARDS ARE GENERALLY FINAL AND BINDING; A PARTY'S ABILITY TO HAVE A COURT REVERSE OR MODIFY AN ARBITRATION AWARD IS VERY LIMITED.
- THE ABILITY OF THE PARTIES TO OBTAIN DOCUMENTS, WITNESS STATEMENTS AND OTHER DISCOVERY IS GENERALLY MORE LIMITED IN ARBITRATION THAN IN COURT PROCEEDINGS.
- THE ARBITRATORS DO NOT HAVE TO EXPLAIN THE REASON(S) FOR THEIR AWARD.
- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
- THE RULES OF SOME ARBITRATION FORUMS MAY IMPOSE TIME LIMITS FOR BRINGING A CLAIM IN ARBITRATION. IN SOME CASES, A CLAIM THAT IS INELIGIBLE FOR ARBITRATION MAY BE BROUGHT IN COURT.
- THE RULES OF THE ARBITRATION FORUM IN WHICH THE CLAIM IS FILED, AND ANY AMENDMENTS THERETO, SHALL BE INCORPORATED INTO THIS AGREEMENT.

ARBITRATION AGREEMENT

ANY CONTROVERSY BETWEEN YOU AND US SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC., ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE), OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE LAWS OF THE STATE OF NEW YORK GOVERN.

If any of the above Terms and Conditions are unacceptable to you, please notify Pershing immediately in writing by certified mail to One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.


FULCRUM
SECURITIES

12010 Sunset Hills Rd., Suite 875, Reston, VA 20190
tel: 703.689.4401 fax: 703.689.4016

Brokerage
Account Statement

Account Number: N4W-891012
Statement Period: 12/01/2006 - 12/31/2006

FULCRUM SECURITIES INC
- -RISKLESS PRINCIPAL- -
12010 SUNSET HILLS RD STE 875
RESTON VA 20190-3285

Valuation at a Glance

	This Period	Year-to-Date
Beginning Account Value	**$2.10**	**$0.00**
Cash Deposits	0.00	1,284.57
Cash Withdrawals	0.00	-4,924.06
Dividends/Interest	0.00	2.10
Change in Account Value	712.50	4,351.99
Ending Account Value	**$714.60**	**$714.60**

Asset Allocation

	Value Prior Year-End	Value Last Period	Value This Period	Percent Allocation
Cash and Cash Equivalents	0.00	2.10	714.60	100%
Account Total	**$0.00**	**$2.10**	**$714.60**	**100%**

Your Account is 100% invested in Cash and Cash Equivalents.


DALBAR RATED
FOR COMMUNICATION

Customer Service Information

Your Investment Professional: 000	Contact Information	Customer Service Information
	E-Mail Address: mck@fulcrumsecurities.com	**Service Hours:** Weekdays 08:30 a.m. - 05:00 p.m. ET **Customer Service Telephone Number:** (703) 689-4001 **Web Site:** www.fulcrumsecurities.com

Portfolio Holdings

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
Cash and Cash Equivalents 100.00% of Portfolio						
Cash Balance		-3,639.49	-3,639.49			
Margin Balance		3,641.59	4,354.09			
Total Cash and Cash Equivalents		$2.10	$714.60	$0.00	$0.00	

Description	Market Value	Accrued Interest	Estimated Annual Income
Total Portfolio Holdings	$714.60	$0.00	$0.00

This symbol next to the quantity indicates a position in your margin account.

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Foreign Currency Transactions - Pershing may execute foreign currency transactions as principal for your account. Pershing may automatically convert foreign currency to or from U.S. dollars for dividends and similar corporate action transactions unless you instruct your financial organization oth erwise. Pershing's currency conversion rate will not exceed the highest interbank conversion rate identified from customary banking sources on the conversion date or the prior business day, increased by up to 1%, unless a particular rate is required by appl icable law. Your financial organization may also increase the currency conversion rate. This conversion rate may differ from rates in effect on the date you executed a transaction, incurred a charge, or received a credit. Transactions converted by agents (such as depositories) will be billed at the rates such agents use.

Proxy Vote - Securities held by you on margin (securities not fully paid for by you) may be lent by Pershing to itself or others in accordance with the terms outlined in the Margin Agreement. The right to vote your shares held on margin will be reduced by the amount of shares on loan. T he Proxy Voting Instruction Form sent to you may reflect a smaller number of shares entitled to vote than the number of shares in your margin account.

FULCRUM SECURITIES
12014 Sunset Hills Rd., Suite 875, Reston, VA 20190
tel: 703.689.4001 fax: 703.689.4016

Brokerage
Account Statement

Statement Period: 12/01/2006 - 12/31/2006

Transactions by Type of Activity

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold								
12/13/06	12/12/06	PURCHASED	UNITED STATES TREAS BD STRIPPED CALL PRIN PMT ON 7.25% 05/15/2016 0.000% 05/15/16 REG DTD 11/15/86 YLD 4.515 TO MAT	60,000.000	65.6560		-39,393.60	USD
12/13/06	12/12/06	SOLD	UNITED STATES TREAS BD STRIPPED CALL PRIN PMT ON 7.25% 05/15/2016 0.000% 05/15/16 REG DTD 11/15/86 YLD 4.351 TO MAT	-60,000.000	66.6560		39,993.60	USD
12/22/06	12/21/06	PURCHASED	FEDERAL NATL MTG ASSN MEDIUM TERM NTS STEP CPN 5.400% 03/06/18 B/E DTD 03/07/03 CLB VARIABLE RATE	47,000.000	94.3750	-747.30	-45,103.55	USD
12/22/06	12/21/06	PURCHASED	FEDERAL NATL MTG ASSN MEDIUM TERM NTS STEP CPN 5.400% 03/06/18 B/E DTD 03/07/03 CLB VARIABLE RATE	43,000.000	94.3750	-683.70	-41,264.95	USD
12/22/06	12/21/06	SOLD	FEDERAL NATL MTG ASSN MEDIUM TERM NTS STEP CPN 5.400% 03/06/18 B/E DTD 03/07/03 CLB VARIABLE RATE	-90,000.000	94.5000	1,431.00	86,481.00	USD
Total Securities Bought and Sold - UNITED STATES DOLLAR							**712.50**	**USD**

Total Value of All Transactions **712.50 USD**

The price and quantity displayed may have been rounded.

Income and Expense Summary

	Current Period		Year-to-Date	
	Taxable	Non Taxable	Taxable	Non Taxable
Interest Income				
Credit Interest	0.00	0.00	2.10	0.00
Total Dividends, Interest and Expenses	**$0.00**	**$0.00**	**$2.10**	**$0.00**

Messages

WE HAVE CONSOLIDATED TRADE CONFIRMATIONS IN RESPONSE TO REQUESTS FROM INVESTORS LIKE YOU TO REDUCE THE VOLUME OF PAPER YOU RECEIVE FROM US. CONFIRMATIONS FOR TRADE EXECUTIONS NOW PRINT ON BOTH SIDES OF A SHEET OF PAPER - EACH SIDE OF A PAGE IS NUMBERED, AND UP TO EIGHT SHEETS ARE INCLUDED IN ONE ENVELOPE. THIS MEANS THAT YOU MAY RECEIVE UP TO 15 TRADE CONFIRMATIONS AND ONE TERMS AND CONDITIONS PAGE PER ENVELOPE - REDUCING THE VOLUME OF PAPER YOU RECEIVE.

Accrued Interest Summary

	Current Period		Year-to-Date	
	Taxable	Non Taxable	Taxable	Non Taxable
Accrued Interest Paid				
Corporate Bond	0.00	0.00	-1,371.68	0.00
Other Government Bond	-1,431.00	0.00	-2,830.37	0.00
Total Accrued Interest Paid	**-$1,431.00**	**$0.00**	**-$4,202.05**	**$0.00**
Accrued Interest Received				
Corporate Bond	0.00	0.00	1,371.67	0.00
Other Government Bond	1,431.00	0.00	2,830.37	0.00
Total Accrued Interest Received	**$1,431.00**	**$0.00**	**$4,202.04**	**$0.00**

TERMS AND CONDITIONS

GENERAL INFORMATION

1. All orders and transactions shall be solely for your account and risk shall be subject to the constitution, rules, regulations, customs, usages, rulings and interpretations of the exchange or market and the clearing facility, if any, where the transactions are executed and/or settled, or if applicable, of the National Association of Securities Dealers, Inc., and to all applicable laws and regulations.
2. Whenever you are indebted to Pershing LLC ("Pershing") for any amount, all securities held by it for you in any account in which you have any interest shall secure all your liabilities to Pershing, and Pershing may in its discretion at any time, without tender, demand or notice to you, close or reduce any or all of your accounts by public or private sale or purchase or both of all or any securities carried in such accounts; any balance remaining due Pershing to be promptly paid by you.
3. Whenever you are indebted to Pershing for any amount, all securities carried for your account are or may be, without further notice to you, loaned or pledged by Pershing, either separately or under circumstances which will permit the commingling thereof, with other securities for any amount less than, equal to or greater than your liabilities to Pershing, but not under circumstances for an amount prohibited by law.
4. Title to securities sold to you, where Pershing has acted as principal, shall remain with Pershing until the entire purchase price is received or until the settlement date, whichever is later.
5. Any free credit balance carried for your account represents funds payable upon demand which, although properly accounted for on Pershing's books of record, are not segregated and may be used in the conduct of its business.
6. You may have received confirmations for transactions which do not appear on your statement. If so, the transactions will appear on your next periodic statement. Such transactions must be considered by you when computing the value of your account. This is especially true if you have written options which have been exercised.
7. If you maintain a margin account, this is a combined statement of your general account and a special memorandum account maintained for you under Regulation T of the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection upon request.
8. Interest charged on debit balances in your account appears on the statement. The rate of interest and period covered are indicated. The rate may change from time to time due to fluctuations in money rates or other reasons. Interest is computed as described in material previously furnished to you. Please contact your financial institution if you desire additional copies.
9. A financial statement of Pershing is available for your personal inspection at Pershing's offices. A copy of it will be mailed upon your written request or you can view it online at Pershing.com.
10. This statement should be retained for your records.
11. Dividends, interest and other distributions shown on this statement were classified as taxable or nontaxable based on certain information known as of the distribution date. This classification is subject to change and is solely intended for use as general information. After year end, Pershing is required to provide tax information to the Internal Revenue Service and other governmental authorities. At that time Pershing will provide that information on the annual tax information statement to you; use that statement to prepare your tax filings. The tax statement also includes other useful information to assist in accumulating the data to prepare your tax returns.
12. **Pershing does not provide tax, investment or legal advisory services and no one associated with Pershing is authorized to render such advice. Do not rely upon any such advice, if given. Investors are encouraged to consult their tax advisors to determine the appropriate tax treatment of their business.**
13. Pershing provides account protection for the net equity of securities positions and cash held in your account. Of this total, the Securities Investor Protection Corporation (SIPC) provides $500,000 of coverage, including $100,000 for claims for cash. Pershing provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.
14. Pershing trades for its own account as a market maker, specialist, odd lot dealer, block positioner, arbitrageur and/or investor. Consequently, at the time of any transaction you may make, Pershing may have a position in such securities, which position may be partially or completely hedged.
15. If average price transaction is indicated on the front of this statement your financial institution or Pershing may have acted as principal, agent or both. Details available upon request.
16. This statement will be deemed conclusive and an account stated unless you advise Pershing in writing of any objection to it within ten days after receipt. Any such objection should be sent to Pershing at One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.

ERRORS AND OMISSIONS EXCEPTED.

PORTFOLIO HOLDINGS

This section includes the net market value of the securities in your account on a settlement date basis, including short positions, at the close of the statement period. The market prices have been obtained from quotation services, which we believe to be reliable; however, we cannot guarantee their accuracy. Securities for which a price is not available are marked "N/A" and are omitted from the Total.

The Annual Income, which is an estimated figure, is the current interest or most recently declared dividend for each security and is annualized. This figure particularly on equity mutual funds can vary substantially from one year to the next. As a result, actual amounts distributed may be more or less than those estimated on this statement. The Annual Income is then divided by the current Market Value to give the Estimated Yield which too could vary substantially because the income is estimated and it does not take account of your holding period. Annual Income has been obtained from sources believed to be reliable, but no assurance can be made as to accuracy.

Accrued interest represents interest earned but not yet received.

THE ROLE OF PERSHING

Pershing carries your account as clearing broker pursuant to a clearing agreement with your financial institution. Pershing may accept from your financial institution without inquiry or investigation (i) orders for the purchase and sale of securities and other property and (ii) any other instructions concerning your account. Pershing is not responsible or liable for any acts or omissions of your financial institution or its employees and it does not supervise them. Pershing provides no investment advice nor does it assess the suitability of any transaction or order. Pershing acts as the agent of your financial institution and you agree that you will not hold Pershing or any person controlling or under common control with it liable for any investment losses incurred by you.

Pershing performs several key functions at the direction of your financial institution. It acts as custodian for funds and securities you may deposit with it directly or through your financial institution or that it receives as the result of securities transactions it processes. Inquiries concerning the positions and balances in your account may only be directed to the **Pershing Customer Service Department at (201) 413-3333.** All other inquiries regarding your account or activity should be directed to your financial institution. For a description of other functions performed by Pershing please consult the Disclosure Statement provided to you upon the opening of your account.

Your financial institution is responsible for adherence to the securities laws, regulations and rules which apply to it regarding its own operations and the supervision of your account, its sales representatives and other personnel. Your financial institution is also responsible for approving the opening of accounts and obtaining account documents; the acceptance and, in certain instances, execution of securities orders; the assessment of the suitability of those transactions, where applicable; the rendering of investment advice, if any, to you and in general, for the ongoing relationship that it has with you.

Pershing may capture and store data about you such as your financial information and investment objectives. However, Pershing is not reviewing this information and evaluating whether your investments comport with your financial status and objectives and you hereby release Pershing from any liability to do so. Similarly, Pershing may capture and store information about whether a broker or an introducing firm is registered in a given state. You hereby release Pershing from any liability to review this data or to evaluate whether a particular security is registered or exempt from registration in your State.

This notice is not meant as a definitive enumeration of every possible circumstance, but as a general disclosure. If you have any questions regarding this notice or if you would like additional copies of the Disclosure Statement, please contact your financial institution.

PAYMENT FOR ORDER FLOW PRACTICES

The following statement is provided to you as required by Rule 11Ac1-3 of the Securities Exchange Act of 1934.

Pershing sends certain equity orders to exchanges, Electronic Communication Networks, or broker-dealers during normal business hours and during extended trading sessions. Certain of these venues provide payments to Pershing or charge access fees to Pershing depending upon the characteristics of the order and any subsequent execution. In addition, Pershing may execute certain equity orders as principal. The details of these payments and fees are available upon written request. Pershing receives payments for directing listed options order flow to certain option exchanges. Compensation is generally in the form of a per option contract cash payment. Compensation is generally in the form of a per option contract cash payment. For a listing of organizations that pay Pershing for order flow, please refer to www.pershing.com/orderflow.htm.

Best Execution

Notwithstanding the previous paragraph regarding payment for order flow, Pershing selects certain market centers to provide execution of over-the-counter and exchange-listed securities transactions which agree to accept orders, transmitted electronically up to a specified size, and to execute them at or better than the national best bid or offer (NBBO). On certain larger orders, or if the designated market centers do not make a market in the subject security, Pershing directly contacts market centers to obtain an execution. The designated market centers to which orders are automatically routed are selected based on the consistent high quality of their executions in one or more market segments and their ability to provide opportunities for executions at prices superior to the NBBO.

If an order for an exchange-listed security is not immediately executable on the exchange to which it is routed, such order may be represented in the national marketplace using the various means available for price discovery. Pershing also regularly reviews reports for quality of execution purposes.

ARBITRATION

ARBITRATION DISCLOSURES:

- ALL PARTIES TO THIS AGREEMENT ARE GIVING UP THE RIGHT TO SUE EACH OTHER IN COURT, INCLUDING THE RIGHT TO A TRIAL BY JURY, EXCEPT AS PROVIDED BY THE RULES OF THE ARBITRATION FORUM IN WHICH A CLAIM IS FILED.
- ARBITRATION AWARDS ARE GENERALLY FINAL AND BINDING; A PARTY'S ABILITY TO HAVE A COURT REVERSE OR MODIFY AN ARBITRATION AWARD IS VERY LIMITED.
- THE ABILITY OF THE PARTIES TO OBTAIN DOCUMENTS, WITNESS STATEMENTS AND OTHER DISCOVERY IS GENERALLY MORE LIMITED IN ARBITRATION THAN IN COURT PROCEEDINGS.
- THE ARBITRATORS DO NOT HAVE TO EXPLAIN THE REASON(S) FOR THEIR AWARD.
- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
- THE RULES OF SOME ARBITRATION FORUMS MAY IMPOSE TIME LIMITS FOR BRINGING A CLAIM IN ARBITRATION. IN SOME CASES, A CLAIM THAT IS INELIGIBLE FOR ARBITRATION MAY BE BROUGHT IN COURT.
- THE RULES OF THE ARBITRATION FORUM IN WHICH THE CLAIM IS FILED, AND ANY AMENDMENTS THERETO, SHALL BE INCORPORATED INTO THIS AGREEMENT.

ARBITRATION AGREEMENT

ANY CONTROVERSY BETWEEN YOU AND US SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC., ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE), OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE LAWS OF THE STATE OF NEW YORK GOVERN.

If any of the above Terms and Conditions are unacceptable to you, please notify Pershing immediately in writing by certified mail to One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.


FULCRUM
SECURITIES

FULCRUM SECURITIES INC
- -MUTUAL FUND PRINCIPAL- -
12010 SUNSET HILLS RD STE 875
RESTON VA 20190-3285

Brokerage
Account Statement

Account Number: N4W-891020
Statement Period: 12/01/2006 - 12/31/2006

Valuation at a Glance

	This Period	Year-to-Date
Beginning Account Value	**$1,130.99**	**$0.00**
Dividends/Interest	3.64	7.63
Change in Account Value	9,221.00	10,348.00
Ending Account Value	**$10,355.63**	**$10,355.63**

Asset Allocation

	Value Prior Year-End	Value Last Period	Value This Period	Percent Allocation
Cash and Cash Equivalents	0.00	1,130.99	10,355.63	100%
Account Total	**$0.00**	**$1,130.99**	**$10,355.63**	**100%**

Your Account is 100% invested in Cash and Cash Equivalents.

Customer Service Information

Your Investment Professional: 000	Contact Information	Customer Service Information
	E-Mail Address: mck@fulcrumsecurities.com	**Service Hours:** Weekdays 08:30 a.m. - 05:00 p.m. ET **Customer Service Telephone Number:** (703) 689-4001 **Web Site:** www.fulcrumsecurities.com

Portfolio Holdings

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
Cash and Cash Equivalents 100.00% of Portfolio						
	Cash Balance	1,127.00	10,348.00			
	Margin Balance	3.99	7.63			
Total Cash and Cash Equivalents		**$1,130.99**	**$10,355.63**	**$0.00**	**$0.00**	

Description	Market Value	Accrued Interest	Estimated Annual Income
Total Portfolio Holdings	**$10,355.63**	**$0.00**	**$0.00**

■ This symbol next to the quantity indicates a position in your margin account.

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Foreign Currency Transactions - Pershing may execute foreign currency transactions as principal for your account. Pershing may automatically convert foreign currency to or from U.S. dollars for dividends and similar corporate action transactions unless you instruct your financial organization oth erwise. Pershing's currency conversion rate will not exceed the highest interbank conversion rate identified from customary banking sources on the conversion date or the prior business day, increased by up to 1%, unless a particular rate is required by appl icable law. Your financial organization may also increase the currency conversion rate. This conversion rate may differ from rates in effect on the date you executed a transaction, incurred a charge, or received a credit. Transactions converted by agents (such as depositories) will be billed at the rates such agents use.

Proxy Vote - Securities held by you on margin (securities not fully paid for by you) may be lent by Pershing to itself or others in accordance with the terms outlined in the Margin Agreement. The right to vote your shares held on margin will be reduced by the amount of shares on loan. T he Proxy Voting Instruction Form sent to you may reflect a smaller number of shares entitled to vote than the number of shares in your margin account.

FULCRUM SECURITIES
12010 Sunset Hills Rd., Suite 675, Reston, VA 20190
tel: 703.689.4001 fax: 703.689.4016

Brokerage
Account Statement

Statement Period: 12/01/2006 - 12/31/2006

Transactions by Type of Activity

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold								
12/11/06	12/06/06	PURCHASED	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007025842 NN4W404717 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	536.398	12.9195		-6,930.00	USD
12/11/06	12/06/06	SOLD	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007025842 NN4W404717 HOLD PERS REV $ SOLICITED ORDER	-536.398	13.0500		7,000.00	USD
12/11/06	12/06/06	PURCHASED	GROWTH FUND OF AMERICA CLASS C 002837848 *N4W404493 PROS UNDER SEP COVER HLD PERS ALL $ SOLICITED ORDER	117.683	32.8084		-3,861.00	USD
12/11/06	12/06/06	SOLD	GROWTH FUND OF AMERICA CLASS C 002837848 *N4W404493 HLD PERS ALL $ SOLICITED ORDER	-117.683	33.1400		3,900.00	USD
12/14/06	12/11/06	PURCHASED	AMERICAN BALANCED FUND CLASS C 002052038 *N4W005084 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	2,575.992	19.2159		-49,500.00	USD
12/14/06	12/11/06	SOLD	AMERICAN BALANCED FUND CLASS C 002052038 *N4W005084 HOLD PERS REV $ SOLICITED ORDER	-2,575.992	19.4100		50,000.00	USD
12/15/06	12/12/06	PURCHASED	AMERICAN BALANCED FUND CLASS C 002052666 *N4W400343 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	1,268.041	19.2060		-24,354.00	USD
12/15/06	12/12/06	SOLD	AMERICAN BALANCED FUND CLASS C 002052666 *N4W400343 HOLD PERS REV $ SOLICITED ORDER	-1,268.041	19.4000		24,600.00	USD
12/15/06	12/12/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007309629 NN4W006009 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	473.335	31.3731		-14,850.00	USD

Transactions by Type of Activity *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold *(continued)*								
12/15/06	12/12/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007309630 NN4W006041 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	757.337	31.3730		-23,760.00	USD
12/15/06	12/12/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007309629 NN4W006009 HOLD PERS REV $ SOLICITED ORDER	-473.335	31.6900		15,000.00	USD
12/15/06	12/12/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007309630 NN4W006041 HOLD PERS REV $ SOLICITED ORDER	-757.337	31.6900		24,000.00	USD
12/15/06	12/12/06	PURCHASED	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007025975 NN4W400145 PROS UNDER SEP COVER HLD PERS ALL $ SOLICITED ORDER	1,915.709	12.9195		-24,750.00	USD
12/15/06	12/12/06	SOLD	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007025975 NN4W400145 HLD PERS ALL $ SOLICITED ORDER	-1,915.709	13.0500		25,000.00	USD
12/15/06	12/12/06	PURCHASED	GROWTH FUND OF AMERICA CLASS C 002842951 *N4W004053 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	454.821	32.6502		-14,850.00	USD
12/15/06	12/12/06	SOLD	GROWTH FUND OF AMERICA CLASS C 002842951 *N4W004053 HOLD PERS REV $ SOLICITED ORDER	-454.821	32.9800		15,000.00	USD
12/18/06	12/13/06	PURCHASED	AMERICAN BALANCED FUND CLASS C 002053112 NN4W005308 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	1,030.928	19.2060		-19,800.00	USD
12/18/06	12/13/06	SOLD	AMERICAN BALANCED FUND CLASS C 002053112 NN4W005308 HOLD PERS REV $ SOLICITED ORDER	-1,030.928	19.4000		20,000.00	USD
12/18/06	12/13/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007309774 NN4W406019 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	1,798.675	31.3730		-56,430.00	USD
12/18/06	12/13/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007309773 NN4W006025 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	94.667	31.3731		-2,970.00	USD
12/18/06	12/13/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007309774 NN4W406019 HOLD PERS REV $ SOLICITED ORDER	-1,798.675	31.6900		57,000.00	USD

Transactions by Type of Activity *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold *(continued)*								
12/18/06	12/13/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007309773 NN4W006025 HOLD PERS REV $ SOLICITED ORDER	-94.667	31.6900		3,000.00	USD
12/18/06	12/13/06	PURCHASED	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007026015 *N4W404733 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	7,662.835	12.9195		-99,000.00	USD
12/18/06	12/13/06	SOLD	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007026015 *N4W404733 HOLD PERS REV $ SOLICITED ORDER	-7,662.835	13.0500		100,000.00	USD
12/20/06	12/15/06	PURCHASED	DAVIS NEW YORK VENTURE CLASS C 002131448 *N4W004889 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	2,678.811	36.9566		-99,000.00	USD
12/20/06	12/15/06	SOLD	DAVIS NEW YORK VENTURE CLASS C 002131448 *N4W004889 HOLD PERS REV $ SOLICITED ORDER	-2,678.811	37.3300		100,000.00	USD
12/22/06	12/19/06	PURCHASED	AMERICAN BALANCED FUND CLASS B 002102362 *N4W400459 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	225.410	18.7391		-4,224.00	USD
12/22/06	12/19/06	PURCHASED	AMERICAN BALANCED FUND CLASS B 002102360 *N4W400376 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	102.459	18.7392		-1,920.00	USD
12/22/06	12/19/06	PURCHASED	AMERICAN BALANCED FUND CLASS B 002102361 *N4W400384 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	102.459	18.7392		-1,920.00	USD
12/22/06	12/19/06	SOLD	AMERICAN BALANCED FUND CLASS B 002102362 *N4W400459 HOLD PERS REV $ SOLICITED ORDER	-225.410	19.5200		4,400.00	USD
12/22/06	12/19/06	SOLD	AMERICAN BALANCED FUND CLASS B 002102360 *N4W400376 HOLD PERS REV $ SOLICITED ORDER	-102.459	19.5200		2,000.00	USD

Transactions by Type of Activity *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount	Ccy
Securities Bought and Sold *(continued)*								
12/22/06	12/19/06	SOLD	AMERICAN BALANCED FUND CLASS B 002102361 *N4W400384 HOLD PERS REV $ SOLICITED ORDER	-102.459	19.5200		2,000.00	USD
12/28/06	12/22/06	PURCHASED	DAVIS NEW YORK VENTURE CLASS C 002139791 *N4W001505 PROS UNDER SEP COVER HLD PERS ALL $ SOLICITED ORDER	1,349.164	36.6893		-49,500.00	USD
12/28/06	12/22/06	SOLD	DAVIS NEW YORK VENTURE CLASS C 002139791 *N4W001505 HLD PERS ALL $ SOLICITED ORDER	-1,349.164	37.0600		50,000.00	USD
12/28/06	12/22/06	PURCHASED	GROWTH FUND OF AMERICA CLASS C 002857678 NN4W001505 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	1,582.779	31.2741		-49,500.00	USD
12/28/06	12/22/06	SOLD	GROWTH FUND OF AMERICA CLASS C 002857678 NN4W001505 HOLD PERS REV $ SOLICITED ORDER	-1,582.779	31.5900		50,000.00	USD
12/29/06	12/26/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007311807 NN4W004970 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	6,572.327	31.4820		-206,910.00	USD
12/29/06	12/26/06	PURCHASED	CALAMOS GROWTH & INCOME FUND CLASS C 007311806 NN4W004384 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	4,245.283	31.4820		-133,650.00	USD
12/29/06	12/26/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007311807 NN4W004970 HOLD PERS REV $ SOLICITED ORDER	-6,572.327	31.8000		209,000.00	USD
12/29/06	12/26/06	SOLD	CALAMOS GROWTH & INCOME FUND CLASS C 007311806 NN4W004384 HOLD PERS REV $ SOLICITED ORDER	-4,245.283	31.8000		135,000.00	USD
Total Securities Bought and Sold - UNITED STATES DOLLAR							**9,221.00**	**USD**
Dividends and Interest								
12/20/06	12/19/06	INTEREST ON FREE CREDIT BALANCES	CREDIT INTEREST FOR INTEREST PERIOD ENDING 12-19-06 YIELDS WERE: CURRENT 2.796% EFFECTIVE 2.833%				3.64	USD
Total Dividends and Interest - UNITED STATES DOLLAR							**3.64**	**USD**
Total Value of All Transactions							**9,224.64**	**USD**

The price and quantity displayed may have been rounded.

FULCRUM SECURITIES
12010 Sunset Hills Rd., Suite 875, Reston, VA 20190
tel: 703.689.4401 fax: 703.689.4016

Brokerage Account Statement

Statement Period: 12/01/2006 - 12/31/2006

Income and Expense Summary

	Current Period Taxable	Current Period Non Taxable	Year-to-Date Taxable	Year-to-Date Non Taxable
Interest Income				
Credit Interest	3.64	0.00	7.63	0.00
Total Dividends, Interest and Expenses	**$3.64**	**$0.00**	**$7.63**	**$0.00**

Trades Not Settled

Settlement Date	Trade Date	Activity Type	Description	Quantity	Price	Accrued Interest	Settlement Amount
01/03/07	12/28/06	Buy	CAPITAL WORLD GROWTH AND INCOME FUND CLASS C 001769972 *N4W005183 PROS UNDER SEP COVER HLD PERS ALL $ SOLICITED ORDER	120.163	41.1940	0.00	-4,950.00
01/03/07	12/28/06	Sell	CAPITAL WORLD GROWTH AND INCOME FUND CLASS C 001769972 *N4W005183 HLD PERS ALL $ SOLICITED ORDER	-120.163	41.6100	0.00	5,000.00
01/04/07	12/29/06	Buy	CALAMOS GROWTH & INCOME FUND CLASS B 007110700 NN4W404899 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	224.559	33.7728	0.00	-7,584.00
01/04/07	12/29/06	Sell	CALAMOS GROWTH & INCOME FUND CLASS B 007110700 NN4W404899 HOLD PERS REV $ SOLICITED ORDER	-224.559	35.1800	0.00	7,900.00
01/04/07	12/29/06	Buy	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007026376 NN4W405391 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	852.713	12.7710	0.00	-10,890.00
01/04/07	12/29/06	Sell	CALAMOS MARKET NEUTRAL INCOME FUND CLASS C 007026376 NN4W405391 HOLD PERS REV $ SOLICITED ORDER	-852.713	12.9000	0.00	11,000.00
01/04/07	12/29/06	Buy	DAVIS NEW YORK VENTURE CLASS C 002151390 NN4W004798 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	134.517	36.7983	0.00	-4,950.00

Trades Not Settled (continued)

Settlement Date	Trade Date	Activity Type	Description	Quantity	Price	Accrued Interest	Settlement Amount
01/04/07	12/29/06	Sell	DAVIS NEW YORK VENTURE CLASS C 002151390 NN4W004798 HOLD PERS REV $ SOLICITED ORDER	-134.517	37.1700	0.00	5,000.00
01/04/07	12/29/06	Buy	GROWTH FUND OF AMERICA CLASS B 002779677 *N4W004004 PROS UNDER SEP COVER HOLD PERS REV $ SOLICITED ORDER	470.958	30.5759	0.00	-14,400.00
01/04/07	12/29/06	Sell	GROWTH FUND OF AMERICA CLASS B 002779677 *N4W004004 HOLD PERS REV $ SOLICITED ORDER	-470.958	31.8500	0.00	15,000.00
Total Amount of Trades Not Settled							**$1,126.00**

Messages

WE HAVE CONSOLIDATED TRADE CONFIRMATIONS IN RESPONSE TO REQUESTS FROM INVESTORS LIKE YOU TO REDUCE THE VOLUME OF PAPER YOU RECEIVE FROM US. CONFIRMATIONS FOR TRADE EXECUTIONS NOW PRINT ON BOTH SIDES OF A SHEET OF PAPER - EACH SIDE OF A PAGE IS NUMBERED, AND UP TO EIGHT SHEETS ARE INCLUDED IN ONE ENVELOPE. THIS MEANS THAT YOU MAY RECEIVE UP TO 15 TRADE CONFIRMATIONS AND ONE TERMS AND CONDITIONS PAGE PER ENVELOPE - REDUCING THE VOLUME OF PAPER YOU RECEIVE.

TERMS AND CONDITIONS

GENERAL INFORMATION

1. All orders and transactions shall be solely for your account and risk shall be subject to the constitution, rules, regulations, customs, usages, rulings and interpretations of the exchange or market and the clearing facility, if any, where the transactions are executed and/or settled, or if applicable, of the National Association of Securities Dealers, Inc., and to all applicable laws and regulations.
2. Whenever you are indebted to Pershing LLC ("Pershing") for any amount, all securities held by it for you in any account in which you have any interest shall secure all your liabilities to Pershing, and Pershing may in its discretion at any time, without tender, demand or notice to you, close or reduce any or all of your accounts by public or private sale or purchase or both of all or any securities carried in such accounts; any balance remaining due Pershing to be promptly paid by you.
3. Whenever you are indebted to Pershing for any amount, all securities carried for your account are or may be, without further notice to you, loaned or pledged by Pershing, either separately or under circumstances which will permit the commingling thereof, with other securities for any amount less than, equal to or greater than your liabilities to Pershing, but not under circumstances for an amount prohibited by law.
4. Title to securities sold to you, where Pershing has acted as principal, shall remain with Pershing until the entire purchase price is received or until the settlement date, whichever is later.
5. Any free credit balance carried for your account represents funds payable upon demand which, although properly accounted for on Pershing's books of record, are not segregated and may be used in the conduct of its business.
6. You may have received confirmations for transactions which do not appear on your statement. If so, the transactions will appear on your next periodic statement. Such transactions must be considered by you when computing the value of your account. This is especially true if you have written options which have been exercised.
7. If you maintain a margin account, this is a combined statement of your general account and a special memorandum account maintained for you under Regulation T of the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection upon request.
8. Interest charged on debit balances in your account appears on the statement. The rate of interest and period covered are indicated. The rate may change from time to time due to fluctuations in money rates or other reasons. Interest is computed as described in material previously furnished to you. Please contact your financial institution if you desire additional copies.
9. A financial statement of Pershing is available for your personal inspection at Pershing's offices. A copy of it will be mailed upon your written request or you can view it online at Pershing.com.
10. This statement should be retained for your records.
11. Dividends, interest and other distributions shown on this statement were classified as taxable or nontaxable based on certain information known as of the distribution date. This classification is subject to change and is solely intended for use as general information. After year end, Pershing is required to provide tax information to the Internal Revenue Service and other governmental authorities. At that time Pershing will provide that information on the annual tax information statement to you; use that statement to prepare your tax filings. The tax statement also includes other useful information to assist in accumulating the data to prepare your tax returns.
12. **Pershing does not provide tax, investment or legal advisory services and no one associated with Pershing is authorized to render such advice. Do not rely upon any such advice, if given. Investors are encouraged to consult their tax advisors to determine the appropriate tax treatment of their business.**
13. Pershing provides account protection for the net equity of securities positions and cash held in your account. Of this total, the Securities Investor Protection Corporation (SIPC) provides $500,000 of coverage, including $100,000 for claims for cash. Pershing provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.
14. Pershing trades for its own account as a market maker, specialist, odd lot dealer, block positioner, arbitrageur and/or investor. Consequently, at the time of any transaction you may make, Pershing may have a position in such securities, which position may be partially or completely hedged.
15. If average price transaction is indicated on the front of this statement your financial institution or Pershing may have acted as principal, agent or both. Details available upon request.
16. This statement will be deemed conclusive and an account stated unless you advise Pershing in writing of any objection to it within ten days after receipt. Any such objection should be sent to Pershing at One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.

ERRORS AND OMISSIONS EXCEPTED.

PORTFOLIO HOLDINGS

This section includes the net market value of the securities in your account on a settlement date basis, including short positions, at the close of the statement period. The market prices have been obtained from quotation services, which we believe to be reliable; however, we cannot guarantee their accuracy. Securities for which a price is not available are marked "N/A" and are omitted from the Total.

The Annual Income, which is an estimated figure, is the current interest or most recently declared dividend for each security and is annualized. This figure particularly on equity mutual funds can vary substantially from one year to the next. As a result, actual amounts distributed may be more or less than those estimated on this statement. The Annual Income is then divided by the current Market Value to give the Estimated Yield which too could vary substantially because the income is estimated and it does not take account of your holding period. Annual Income has been obtained from sources believed to be reliable, but no assurance can be made as to accuracy.

Accrued interest represents interest earned but not yet received.

THE ROLE OF PERSHING

Pershing carries your account as clearing broker pursuant to a clearing agreement with your financial institution. Pershing may accept from your financial institution without inquiry or investigation (i) orders for the purchase and sale of securities and other property and (ii) any other instructions concerning your account. Pershing is not responsible or liable for any acts or omissions of your financial institution or its employees and it does not supervise them. Pershing provides no investment advice nor does it assess the suitability of any transaction or order. Pershing acts as the agent of your financial institution and you agree that you will not hold Pershing or any person controlling or under common control with it liable for any investment losses incurred by you.

Pershing performs several key functions at the direction of your financial institution. It acts as custodian for funds and securities you may deposit with it directly or through your financial institution or that it receives as the result of securities transactions it processes. Inquiries concerning the positions and balances in your account may only be directed to the **Pershing Customer Service Department at (201) 413-3333.** All other inquiries regarding your account or activity should be directed to your financial institution. For a description of other functions performed by Pershing please consult the Disclosure Statement provided to you upon the opening of your account.

Your financial institution is responsible for adherence to the securities laws, regulations and rules which apply to it regarding its own operations and the supervision of your account, its sales representatives and other personnel. Your financial institution is also responsible for approving the opening of accounts and obtaining account documents; the acceptance and, in certain instances, execution of securities orders; the assessment of the suitability of those transactions, where applicable; the rendering of investment advice, if any, to you and in general, for the ongoing relationship that it has with you.

Pershing may capture and store data about you such as your financial information and investment objectives. However, Pershing is not reviewing this information and evaluating whether your investments comport with your financial status and objectives and you hereby release Pershing from any liability to do so. Similarly, Pershing may capture and store information about whether a broker or an introducing firm is registered in a given state. You hereby release Pershing from any liability to review this data or to evaluate whether a particular security is registered or exempt from registration in your State.

This notice is not meant as a definitive enumeration of every possible circumstance, but as a general disclosure. If you have any questions regarding this notice or if you would like additional copies of the Disclosure Statement, please contact your financial institution.

PAYMENT FOR ORDER FLOW PRACTICES

The following statement is provided to you as required by Rule 11Ac1-3 of the Securities Exchange Act of 1934.

Pershing sends certain equity orders to exchanges, Electronic Communication Networks, or broker-dealers during normal business hours and during extended trading sessions. Certain of these venues provide payments to Pershing or charge access fees to Pershing depending upon the characteristics of the order and any subsequent execution. In addition, Pershing may execute certain equity orders as principal. The details of these payments and fees are available upon written request. Pershing receives payments for directing listed options order flow to certain option exchanges. Compensation is generally in the form of a per option contract cash payment. Compensation is generally in the form of a per option contract cash payment. For a listing of organizations that pay Pershing for order flow, please refer to www.pershing.com/orderflow.htm.

Best Execution

Notwithstanding the previous paragraph regarding payment for order flow, Pershing selects certain market centers to provide execution of over-the-counter and exchange-listed securities transactions which agree to accept orders, transmitted electronically up to a specified size, and to execute them at or better than the national best bid or offer (NBBO). On certain larger orders, or if the designated market centers do not make a market in the subject security, Pershing directly contacts market centers to obtain an execution. The designated market centers to which orders are automatically routed are selected based on the consistent high quality of their executions in one or more market segments and their ability to provide opportunities for executions at prices superior to the NBBO.

If an order for an exchange-listed security is not immediately executable on the exchange to which it is routed, such order may be represented in the national marketplace using the various means available for price discovery. Pershing also regularly reviews reports for quality of execution purposes.

ARBITRATION

ARBITRATION DISCLOSURES:

- ALL PARTIES TO THIS AGREEMENT ARE GIVING UP THE RIGHT TO SUE EACH OTHER IN COURT, INCLUDING THE RIGHT TO A TRIAL BY JURY, EXCEPT AS PROVIDED BY THE RULES OF THE ARBITRATION FORUM IN WHICH A CLAIM IS FILED.
- ARBITRATION AWARDS ARE GENERALLY FINAL AND BINDING; A PARTY'S ABILITY TO HAVE A COURT REVERSE OR MODIFY AN ARBITRATION AWARD IS VERY LIMITED.
- THE ABILITY OF THE PARTIES TO OBTAIN DOCUMENTS, WITNESS STATEMENTS AND OTHER DISCOVERY IS GENERALLY MORE LIMITED IN ARBITRATION THAN IN COURT PROCEEDINGS.
- THE ARBITRATORS DO NOT HAVE TO EXPLAIN THE REASON(S) FOR THEIR AWARD.
- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
- THE RULES OF SOME ARBITRATION FORUMS MAY IMPOSE TIME LIMITS FOR BRINGING A CLAIM IN ARBITRATION. IN SOME CASES, A CLAIM THAT IS INELIGIBLE FOR ARBITRATION MAY BE BROUGHT IN COURT.
- THE RULES OF THE ARBITRATION FORUM IN WHICH THE CLAIM IS FILED, AND ANY AMENDMENTS THERETO, SHALL BE INCORPORATED INTO THIS AGREEMENT.

ARBITRATION AGREEMENT

ANY CONTROVERSY BETWEEN YOU AND US SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC., ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE), OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE LAWS OF THE STATE OF NEW YORK GOVERN.

If any of the above Terms and Conditions are unacceptable to you, please notify Pershing immediately in writing by certified mail to One Pershing Plaza, Jersey City, NJ 07399, Attn: Compliance.

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, Virginia 20152
(703) 981-3389

Board of Directors and Stockholders
Fulcrum Securities, Inc.
Reston, Virginia

In planning and performing my audit of the financial statements of Fulcrum Securities, Inc., for the year ended December 31,2006, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, and as required by CFTC Regulation 1.16 of the Commodities Future Trading Commission, I have made a study of the practices and procedures (including a test of compliance with such practices and procedures) followed by Fulcrum Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the reserve required by Rule 15(k)(2)(ii). I did not make a study of the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 because the Company did not own any securities during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that the transactions are executed in accordance with managements authorization and recorded properly to permit

Board of Directors and Stockholders preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce the relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William J Capezio, CPA

February 26, 2007
Chantilly, Virginia

END